RUSKIN MOSCOU FALTISCHEK, P.C.

East Tower, 15th Floor

1425 RXR Plaza

Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514

Writer’s Direct Fax:  (516) 663-6714

Writer’s E-Mail:  rsatin@rmfpc.com

August 11, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  James Allegretto, Senior Assistant Chief Accountant

Re:

PSI Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A

File No. 000-20317

Filed on July 22, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to telephonic comments of the Staff set forth in their letter dated August 4, 2011 addressed to Mr. Eric L. Kash, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Preliminary Proxy Statement on Schedule 14A (the “Information Statement”).

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the Proxy Statement which is being filed contemporaneously herewith.

1.

Please revise your filing to provide the information required by Items 7, 8, 9(e), and 21(b) of Schedule 14A.

United States Securities and Exchange Commission

August 11, 2011

COMPANY RESPONSE:

It is respectfully noted that the Proxy Statement has been amended to include the information required by Items 7, 8, 9(e) and 21(b) of Schedule 14A.

2.

Please review all references to an “information statement” to reflect your current filing.

COMPANY RESPONSE

Please be advised supplementally that all references to an “Information Statement” have been revised to reflect the current filing.

On behalf of the Company, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN

For the Firm

RGS:kad

cc:  Angie Kim

       Brigitte Lippmann